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                  SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                     ----------------------------

                          AMENDMENT NO. 1 TO
                             SCHEDULE 14D-1
                         TENDER OFFER STATEMENT
    PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                      ---------------------------

                   KRUPP REALTY LIMITED PARTNERSHIP-V
                       (NAME OF SUBJECT COMPANY)

                  ERP OPERATING LIMITED PARTNERSHIP
                               (BIDDER)

           UNITS OF  INVESTOR LIMITED PARTNERSHIP INTEREST
                   (TITLE OF CLASS OF SECURITIES)

                              501128 30 0
                 (CUSIP NUMBER OF CLASS OF SECURITIES)
                     ----------------------------
                               COPY TO:

    BRUCE C. STROHM, ESQ.                      DON S. HERSHMAN, ESQ.
EQUITY RESIDENTIAL PROPERTIES TRUST                HOLLEB & COFF
   TWO NORTH RIVERSIDE PLAZA                   55 EAST MONROE STREET
    CHICAGO, ILLINOIS 60606                   CHICAGO, ILLINOIS 60606
        (312) 474-1300                            (312) 807-4600


      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                        CALCULATION OF FILING FEE

Transaction Valuation*                            Amount of Filing Fee
    $30,791,250                                        $6,158.25

* For purposes of calculating the filing fee only. Assumes the purchase of 35,190 Units at a purchase price equal to $875 per Unit in cash.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $3,183.84             Filing Party: ERP Operating
                                                                Limited
                                                                Partnership

    Form or Registration Number: Schedule 14D-1   Date Filed: November 23, 1999


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                                                             PAGE 2 OF 5

     This statement (the "Statement") constitutes Amendment No. 1 to the initial Schedule 14D-1 of ERP Operating Limited Partnership ("ERP") relating to ERP's offer to purchase investor limited partnership interests (the "Units") of Krupp Realty Limited Partnership-V (the "Partnership"). The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEMS 1-10.

     Except as follows, incorporated by reference from ERP's Offer to Purchase, the Letter of Transmittal and the Form of Letter to Unitholders, each dated November 23, 1999.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (b) This Schedule relates to the offer by ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") to purchase, in cash, up to 35,190 Units at a purchase price equal to $875 per Unit, less the amount of any distributions declared or made with respect to the Units between November 23, 1999 and January 21, 2000 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 23, 1999 (the "Offer Date") (as amended or supplemented from time to time, the "Offer to Purchase"), this amendment to the Offer to Purchase dated December 15, 1999, and the related Letter of Transmittal, copies of which are attached hereto as Exhibits as listed below. The Partnership had 35,200 Units issued and outstanding held by approximately 2,100 holders of Units (the "Unitholders") as of December 31, 1998, according to its Annual Report on Form 10-K. An affiliate of the Purchaser already owns an interest in ten Units. If the Purchaser were to purchase the 35,190 Units being offered for, it and its affiliates would own 100% of the outstanding Units.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(g) The following language should be read in conjunction with "Section 9. Future Plans" in the Offer to Purchase:

The Purchaser currently intends that, upon consummation of the Offer, the Partnership will continue its business and operations substantially as they are currently being conducted. The Offer is not expected to have any effect on Partnership operations. However, if the Purchaser acquires over 50% of the outstanding Units, it will have a majority of the Investor Limited Partner interests in the Partnership. Under Section 13.2 of the Partnership Agreement, a majority in interest of the Investor Limited Partners, without the concurrence of the General Partners or the Original Limited Partners (as defined in the Partnership Agreement), may: (a) amend the Partnership Agreement, subject to some limitations; (b) terminate the Partnership; (c) remove any General Partner and elect a replacement therefor (provided that the admission of such replacement as a General Partner shall be specifically consented to in writing by Investor Limited Partners holding not less than two-thirds of the total Units); and (d) approve or disapprove the sale of all or substantially all of the assets of the Partnership.


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                                                             PAGE 3 OF 5


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


     (a)(1) Offer to Purchase, dated November 23, 1999 (previously filed).

     (a)(2) Letter of Transmittal and related instructions, dated
            November 23, 1999 (previously filed).

     (a)(3) Form of Letter to Unitholders, dated November 23, 1999 (previously filed).

     (a)(4) Supplement to Offer to Purchase, dated December 15, 1999.

     (a)(5) Form of Letter to Unitholders, dated December 15, 1999.

     (a)(6) Letter of Transmittal and related instructions, dated December 15, 1999.

     (b)-(f) Not Applicable.


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                                                                 PAGE 4 OF 5

                                     SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 1999

                                   ERP OPERATING LIMITED PARTNERSHIP

                                   By:   EQUITY RESIDENTIAL PROPERTIES TRUST,
                                          GENERAL PARTNER


                                   By:   /s/ Bruce C. Strohm
                                        ----------------------------
                                         EXECUTIVE VICE PRESIDENT,
                                   Its:    GENERAL COUNSEL
                                        ----------------------------

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                                                             PAGE 5 OF 5

                                 EXHIBIT INDEX

EXHIBIT   DESCRIPTION
-------   ------------
(a)(1)    Offer to Purchase, dated November 23, 1999 (previously filed).
(a)(2)    Letter of Transmittal and related instructions, dated
          November 23, 1999 (previously filed).
(a)(3)    Form of Letter to Unitholders, dated November 23, 1999
          (previously filed).
(a)(4)    Supplement to Offer to Purchase, dated December 15, 1999.
(a)(5)    Form of Letter to Unitholders, dated December 15, 1999.
(a)(6)    Letter of Transmittal and related instructions, dated
          December 15, 1999.
(b)-(f)   Not Applicable.